UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

Tandy Brands Accessories (Name of Issuer)
Common Stock (Title of Class of Securities)
875378 10 1 (CUSIP Number)
Nicholas Southwick Levis NSL Capital Management, LLC 303 E Berger Street Santa Fe, NM 87505 505-660-2179 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 15, 2007 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 875378 10 1

1.	Names of Reporting Persons. NSL Capital Management, LLC I.R.S. Identification No. 20-1273859

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 419,422

	8.	Shared Voting Power

	9.	Sole Dispositive Power 419,422

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 419,422

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 6.004%

14.	Type of Reporting Person IV OO

NSL Capital Management serves as Managing Member of Quark Fund, LLC. Quark Fund, LLC has sole voting and dispositive power of 344,922 shares of TBAC common as of the date of this filing. In addition, NSL Capital Management and CEO Nick Levis serve as sub-manager of a managed account named the Topwater Exclusive Fund IV, LLC. The Topwater Managed Account holds 75,500 of TBAC common stock and gives sole voting and dispositive shares of TBAC common stock to Nick Levis and NSL Capital Management, LLC.
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Item 1. Security and Issuer Tandy Brands Accessories Common Stock 690 E Lamar Blvd Arlington, TX

Item 2. Identity and Background.

(a)	Name: NSL Capital Management, LLC Nicholas Southwick Levis, CEO

(b)	Residence or business address: 303 E Berger Street Santa Fe, NM 87505

(c)	Present Principal Occupation or Employment: Investments

(d)	Criminal Conviction: I have no criminal convictions in the past five years, but I had a case in 2004 that was dismissed and there is no finding of guilt.

(e)	Court or Administrative Proceedings: No

(f)	Citizenship: USA

Item 3. Source and Amount of Funds or Other Consideration: OO -- NSL Capital Management manages one hedge fund, Quark Fund, LLC and a managed account, Topwater Exclusive Fund IV.

Item 4. Purpose of Transaction
The purpose of this transaction is for long term investment purposes. NSL Capital Management is a value added shareholder, however, and attempts to create value for all shareholders over time.
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(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
see table below
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
N/A
(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
N/A
(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit
2/12/2008 Quark 2/13/2008 Quark 2/15/2008 Quark 2/12/2008 Topwater 2/13/2008 Topwater	4,800 9,400 1,800 100 1,800	$7.714 $7.72 $6.15 $7.67 $7.575

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. None.
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Item 7. Material to be Filed as Exhibits. None.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 22, 2008
NSL Capital Management, LLC
By:	/s/ Nicholas Southwick Levis Nicholas Southwick Levis
Title:	CEO

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